November 30, 2006
VIA EDGAR CORRESPONDENCE
Mr. Kyle Moffatt
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.
20549
Dear Mr. Moffatt:

Re:	Nortel Networks Corporation (“Nortel”) Form 10-K/A for Fiscal Year Ended December 31, 2005 Filed May 1, 2006 (“2005 Form 10-K/A”)

Forms 10-Q for Fiscal Quarters Ended June 30, 2006 File No. 1-07260
          We refer to the comment letter dated September 1, 2006 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the 2005 Form 10-K/A and the First and Second Quarter 2006 Quarterly Reports on Form 10-Q filed by Nortel, Nortel’s letter dated September 29, 2006 in response to the September 1, 2006 comment letter (the “September 29, 2006 Response Letter”), the Staff’s October 26, 2006 comment letter (the “October 2006 Comment Letter”), the telephone message left with the Staff on October 30, 2006, wherein Nortel requested an extension of time to respond to the October 2006 Comment Letter, and the voicemail from the Staff to the undersigned on October 31, 2006 granting Nortel additional time until November 30, 2006 to respond to the October 2006 Comment Letter.
          The text set forth below immediately following each paragraph number is a verbatim reproduction of comments contained in the October 2006 Comment Letter. Nortel will include revised disclosures in future filings where appropriate. Unless otherwise indicated, all amounts are in U.S. dollars.
Paul W. Karr, Controller
Nortel Networks
195 The West Mall — Toronto Ontario Canada M9C 5K1
nortel.com

Form 10-K/A for Fiscal Year Ended December 31, 2005
Application of Critical Accounting Policies and Estimates, page 107
Goodwill Valuation, page 113
1.	We note your response to previous comment 1. Tell us the amount of goodwill assigned to each reporting unit at December 31, 2005, which are also your reportable segments.
Please be advised that the amount of goodwill assigned to each reporting unit at December 31, 2005 is contained in the following table.

Reporting Unit	US M$

Carrier Packet Networks (“CPN”)	536
Code Devision Multiple Access (“CDMA”)	39
Global System for Mobile Communications and Universal Mobile Telecommunications Systems (“GSM/UMTS”)	18
Enterprise Networks	1,721
PEC Solutions (“PEC”)	278

Total Goodwill	2,592

As noted in the September 29, 2006 Response Letter, Nortel concluded that its goodwill reporting units are at the reportable segment level, except for the Enterprise Networks reportable segment. The Enterprise Networks reportable segment is comprised of two reporting units: PEC and the remainder of the Enterprise Networks reportable segment. As such, the reporting units of Nortel at December 31, 2005 were not the same as its reportable segments.
Commencing in the first quarter of 2006, Nortel’s operations where modified into two product groups: (i) Enterprise Solutions and Packet Networks (“ESPN”) and (ii) Mobility and Converged Core Networks (“MCCN”). These organizational changes resulted in a change to Nortel’s reportable segments, and consequently a change in Nortel’s reporting units. On June 16, 2006, Nortel made available through the filing of a Current Report on Form 8-K, audited consolidated financial statements as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, restated only to reflect this change in reportable segments effective January 1, 2006, as well as the management’s discussion and analysis of financial condition and results of operations (“MD&A”) section and portions of the business description contained in its 2005 Form 10-K/A, also revised only to reflect the new reportable segments.
2. Significant accounting policies, page 128
(k) Inventories, page 132
2.	We note your response to our previous comment 2. Please tell us why you believe your deferred direct and incremental costs meet the definition of tangible property. Also, tell us the nature of such costs. Finally, tell us over what period and how you will amortize these costs.
Please be advised that Nortel’s deferred costs represent direct and incremental materials, labor and overhead costs incurred for the design, production, installation, and/or integration of networking equipment at customer sites. Direct materials include hardware that Nortel has either designed or produced or that it has procured through third-party manufacturers. Such material costs include switches, radios, circuit packs and optical components. Labor costs (which include an allocation of overhead) include conversion costs such as network installation, engineering and project management, either provided directly by Nortel or sub-contracted by Nortel. The costs are all of a nature that would be classified as cost of sales with the recognition of revenue and are not “deferred costs” in the sense of a customer acquisition or origination costs.
The term inventory is used to designate the aggregate of those items of tangible personal property that (a) are held for sale in the ordinary course of business (finished goods), (b) are in process of production for such sale (work in process), or (c) are to be currently consumed either directly or indirectly in the production of goods or services to be available for sale (raw materials), and therefore Nortel considers these costs to be tangible property. Nortel does not consider the sale of inventory to occur for accounting purposes until the revenue is recognized and, as such considers its deferred costs to be similar to finished goods inventory that are awaiting sale to the customer.
These costs bear a direct relationship to the sale and are appropriately deferred and expensed concurrently with the recognition of the revenue, subject to a realizability test. In all cases, the amount of costs deferred is less than or equal to the amount of revenue to be recognized from the arrangement. The nature of these costs and the realizability test most closely resembles inventory, which is subject to a realizability test under Financial Accounting Standards Board (“FASB”) Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins” (“ARB 43”). The deferred cost is expensed concurrently with the recognition of the related revenue, the manner and timing of which is dependent on the underlying revenue arrangement that triggered the deferral. Nortel defers its costs in the following situations:
i)	Where a legally enforceable obligation exists to support the recoverability of the costs for a revenue generating arrangement, but revenue is not permitted to be recognized because the arrangement fails to meet one of the remaining basic revenue recognition criteria. In these cases, costs related to the revenue arrangement are deferred until revenue recognition begins. The amount of the costs carried on the balance sheet is limited to the amount of the legally enforceable obligation of the revenue arrangement.
ii)	Where a delivered element in a multiple element arrangement does not meet the criteria under Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) and/or the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (“SOP 97-2”) to be treated as a separate unit of accounting from undelivered elements in the arrangement. In such cases, where a legally enforceable contractual arrangement exists to support the recoverability of the deferred costs related to delivered items within the accounting unit, the costs are deferred and recognized in the same manner as the revenue is recognized for the combined unit of accounting.
The recognition period for the deferred costs is determined on an arrangement-by-arrangement basis. For certain of Nortel’s multiple-element arrangements that are not treated as separate units of accounting under the guidance in EITF 00-21, the elements are combined into a single unit of accounting for revenue recognition purposes. In these cases, revenue and cost are deferred until all combined elements have been delivered or, once there is only one remaining element to be delivered, based on the revenue recognition guidance applicable to the last delivered element within the unit of accounting. For example, a multiple-element arrangement accounted for as a single unit of accounting might have as its last deliverable a specified software upgrade. In this example, the deferred revenue and deferred costs would be recognized as soon as the specified software upgrade is delivered. Alternatively, a multiple-element arrangement accounted for as a single unit of accounting might have post-contract customer support (“PCS”) as its final deliverable. In this case, all revenue and cost is deferred until only the PCS is outstanding, at which point the deferred revenue and deferred cost would be recognized ratably over the remaining PCS period. Performance periods of individual contracts vary widely but are generally less than five years. This recognition of costs that have originally been deferred due to revenue recognition criteria not being met is consistent with analogous guidance set forth in SEC Staff Accounting Bulletin (“SAB”) Topic 13(A)(3)(f) — Question 5.

Forms 10-Q for the fiscal quarter ended June 30, 2006
Condensed Consolidated Balance Sheets, page 2
3.	We note your response to our previous comment 9. Please provide us a specific analysis of your deferred tax assets and related valuation allowance for each material jurisdiction. Your analysis should at a minimum address all the positive and negative criteria discussed in paragraphs 23 and 24 of SFAS 109. In addition, tell us how the unresolved APA model and your transfer pricing model could affect your deferred tax assets in each material jurisdiction.
Please be advised that Nortel has recorded valuation allowances on a portion of its gross deferred tax assets pursuant to paragraph 17 of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes” (“SFAS 109”). These valuation allowances were initially recorded in the third quarter of 2002. Since then, the valuation of the net deferred tax asset has not substantially changed other than adjustments as a result of foreign currency translation. Nortel reviews available positive and negative evidence on a quarterly basis in accordance with paragraph 20 of SFAS 109 in order to determine whether it is more likely than not that the net deferred income tax assets will be realized. Such review includes, but is not limited to, factors contemplated in paragraphs 23 and 24 of SFAS 109, including a review of information about the current and preceding years as well as all information available regarding future years.
Nortel’s quarterly review of positive and negative evidence is performed for Nortel, Nortel Networks Limited (“NNL”), and at a taxable entity level for the material jurisdictions of Canada, U.S., U.K. and France. Nortel has recorded a full valuation allowance against the deferred tax assets for legal entities at the Nortel level as there are limited operations; as such, the results of NNL are most relevant for this analysis. Nortel’s deferred tax assets in its material jurisdictions are as follows at June 30, 2006:

	Gross Deferred	Valuation	Net Deferred
Amounts in $M	Tax Asset	Allowance	Tax Asset
Canada	$2,541	($537)	$2,004
U.S.	$2,257	($695)	$1,562
U.K.	$1,810	($1,473)	$337
France	$446	($373)	$73
Other(a)	$555	($562)	($7)
Total	$7,609	($3,640)	$3,969

(a) Other includes a $47 M deferred tax liability recorded in Brazil.
In accordance with paragraph 21 of SFAS 109, Nortel has prepared a “no-growth” projection of “future taxable income exclusive of reversing temporary differences” in order to evaluate the future realization of the deferred tax assets.
The June 30, 2006 “no-growth” projection is based on the assumption that revenue will not increase beyond Nortel’s 2006 levels throughout the projected period. The “no-growth” projection does not consider the full impact of $1.5 billion expected savings of Nortel’s previously announced Business Transformation initiative (i.e. the announced plan to improve operating margins by $1.5 billion through efficiencies and cost reductions by the end of 2008). The “no-growth” projection is allocated based on Nortel’s current transfer pricing methodology to the material jurisdictions to create a regional “no-growth” projection. The tax-effect of the regional “no-growth” projection is analyzed, along with all other positive and negative evidence, to determine whether an adjustment to valuation allowance is appropriate.
In completing its analysis for June 30, 2006 Nortel noted a $0.198 billion shortfall in the June 30, 2006 tax-effected “no-growth” projection as it relates to the Canadian net deferred tax asset. The Canadian shortfall is based on a 20 year projection, but Nortel can extend the carry-forward period of its Canadian deferred tax asset to an unlimited carry-forward period by implementing specific tax planning strategies discussed below. Also of note, in the U.S., the “no-growth” projection supported the further recognition of $0.363 billion of net deferred tax assets within the 20-year carry-forward period of its U.S. deferred tax assets. Nortel did not consider this evidence alone, sufficient to adjust the valuation of the deferred tax asset in either Canada or the U.S. on the basis of the additional existing positive and negative evidence and the fact that there can be quarterly fluctuations in the “no-growth” projection based on Nortel’s quarterly results.
As mentioned above, Nortel has used a “no-growth” projection. In selecting this projection and considering the weight to be attached to it in accordance with paragraph 25 of SFAS 109, Nortel has considered the assumptions underlying this projection are based primarily on objectively verifiable results from the current period and has concluded that this is an example of quantitative positive evidence. However, Nortel does not rely solely on this positive evidence to establish the appropriate valuation of its deferred tax assets. It is considered, along with the assessment of additional qualitative factors as discussed below.
It is noted in paragraph 23 of SFAS 109 that “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years;” however, SFAS 109 does not provide specific criteria for determining “cumulative losses in recent years.” Nortel has applied a 12 quarter approach to determine “cumulative profits/losses in recent years” (i.e. a rolling calculation of the most recent 12 quarters results inclusive of the current quarter).
Additionally, Nortel performed the following analysis of its material jurisdictions as at June 30, 2006:
     CANADA

Evidence(Test)	Positive/Negative	Comments
application to
Nortel
Cumulative losses in recent years	Negative	Cumulative losses in last 12 quarters are approximately $0.43 billion.
History of operating loss or tax credit carryforwards expiring unused	Positive	No history of material amounts of losses or tax credits expiring unused.

Evidence (Test)	Positive/Negative	Comments
application to
Nortel
Carry-forward period a limiting factor in ability to realize deferred tax asset	Positive	As a result of certain tax planning strategies that are available, losses and investment tax credits (“ITCs”) can be used before expiry and deductions can be converted to scientific research and experimental development (“SR&ED”) pool with an unlimited carryforward.
A strong history of earnings, exclusive of the losses that created the deferred tax assets	Positive	Strong history of earnings prior to 2001 and 2002. Small losses since. Canada was profitable for 2005 (two of four quarters in 2005).
Tax planning strategies that could prevent a tax attribute from expiring unused	Positive	Nortel can choose not to deduct R&D expenses which will generate taxable income to utilize expiring losses and tax credits. R&D expenses can then be carried forward indefinitely.
Future income projections support the recorded deferred income tax asset	Positive	Nortel’s “no-growth” projections coupled with tax planning strategies support the future realization of the net deferred tax asset.

Nortel has operated at a cumulative loss in Canada during recent years, and such losses are negative evidence for purposes of forming a conclusion regarding the need for a valuation allowance in accordance with SFAS 109 paragraph 23. However, there is a significant amount of positive evidence as indicated in the table above.
Nortel views 2001 and 2002 (years where the majority of the deferred tax assets were created) as anomalies and believes that such years were indicative of overall market conditions in the telecommunications industry. As the applicable carry-forward periods are quite long, Nortel attaches relatively more weight to the extended period of historical taxable income than to the recent period of tax losses in accordance with SFAS 109 paragraph 24c.
Nortel has concluded based on the positive/negative evidence applicable to its valuation allowance, that its net deferred tax assets in Canada are currently recorded at the level more likely than not to be realized.

     U.S.

Evidence (Test)	Positive/Negative	Comments
application to
Nortel
Cumulative losses in recent years	Negative	Cumulative losses for the last 12 quarters are $0.3 billion. The U.S. has not had consistent income within the last 12 quarters.
A history of operating loss or tax credit carryforwards expiring unused	Positive	No history of material amounts of losses or tax credits expiring unused.
Carry-forward period a limiting factor in ability to realize deferred tax asset	Positive	Loss carry-forward period in the U.S. is 20 years.
A strong history of earnings, exclusive of the losses that created the deferred tax assets	Positive	The U.S. group has operated at close to break-even since Q1 2003. Recent profitable quarters (three of the last six quarters).
Tax planning strategies that could prevent a tax attribute from expiring unused	N/A	Nortel does not believe its tax attributes to be in jeopardy of expiring; thus, no effort is currently being pursued to prolong the life of the tax attributes.
Future income projections support the recorded deferred income tax asset	Positive	Nortel’s “no-growth” projections support the future realization of the net deferred tax asset.

Nortel has operated at a cumulative loss in the U.S. during recent years, and such losses are negative evidence for purposes of forming a conclusion regarding the need for a valuation allowance in accordance with SFAS 109 paragraph 23. However, as indicated in the table above, there is a significant amount of positive evidence.
Nortel evaluated the “no-growth” projections relative to the U.S. at June 30, 2006, and at that time the analysis indicated Nortel may achieve cumulative profits in the U.S. by Q4 2006. However, subsequent analysis has provided that the U.S. is no longer projected to achieve cumulative profits during 2006.
Nortel views the 2001 and 2002 years (years where the majority of the deferred tax assets were created) as anomalies and believes that such years were indicative of overall market conditions in the telecommunications industry. As the applicable carry-forward periods are quite long, Nortel attaches relatively more weight to the extended period of historical taxable income than to the recent period of tax losses in accordance with SFAS 109 paragraph 24c.
Nortel has concluded based on the positive/negative evidence applicable to its valuation allowance, that its net deferred tax assets in the U.S. are currently recorded at the level more likely than not to be realized.
     U.K.

Evidence (Test)	Positive/Negative	Comments
application to
Nortel
Cumulative losses in recent years	Positive	Cumulative profit for last 12 quarters is approximately $0.2 billion.
A history of operating loss or tax credit carryforwards expiring unused	Positive	No history of material amounts of losses or tax credits expiring unused.
Carry-forward period a limiting factor in ability to realize deferred tax asset	Positive	Carry-forward period is unlimited in the U.K.
A strong history of earnings, exclusive of the losses that created the deferred tax assets	Positive	The U.K. has been profitable except in 2001 and 2002.
Tax planning strategies that could prevent a tax attribute from expiring unused	N/A	Nortel does not believe its tax attributes to be in jeopardy of expiring; thus, no effort is currently being pursued to prolong the life of the tax attributes.
Future income projections support the recorded deferred income tax asset	Positive	Nortel’s “no-growth” projections support the future realization of the net deferred tax asset.

Nortel has established a valuation allowance in the U.K. against its capital loss carryforward, and against the operating losses of Nortel Networks Optical Components Limited, as Nortel does not believe there will be “sufficient taxable income of the appropriate character” in accordance with SFAS 109 paragraph 21, to realize the benefit of these carryforwards. The capital loss may only be utilized against capital gains in the U.K., and Nortel does not currently foresee the generation of capital gains in the U.K. Nortel Networks Optical Components Limited is a dormant entity and as such, the losses from this entity are not available to offset income of other U.K. entities.

However, as indicated in the table above, there is significant positive evidence for the remaining net deferred tax assets in the U.K., and therefore no valuation allowance is established against the remaining deferred tax assets.
     France

Evidence (Test)	Positive/Negative	Comments
application to
Nortel
Cumulative losses in recent years	Negative	Cumulative loss of approximately $0.1 billion over the last 12 quarters.
A history of operating loss or tax credit carryforwards expiring unused	Positive	No history of material amounts of losses or tax credits expiring unused.
Carry-forward period a limiting factor in ability to realize deferred tax asset	Positive	Carry-forward period is unlimited in France.
A strong history of earnings, exclusive of the losses that created the deferred tax assets	Negative	France has not had a history of sustained profitability.
Tax planning strategies that could prevent a tax attribute from expiring unused	N/A	Nortel does not believe its tax attributes to be in jeopardy of expiring; thus, no effort is currently being pursued to prolong the life of the tax attributes.
Future income projections support the recorded deferred income tax asset	Inconclusive	Since France is not an Advanced Pricing Arrangement (“APA”) country, and as of yet has not accepted the transfer pricing, Nortel does not believe a regional projection of earnings for France is possible at this time.

Nortel has operated at a cumulative loss in France during recent years, and such losses are negative evidence for purposes of forming a conclusion regarding the need for a valuation allowance in accordance with SFAS 109 paragraph 23. Based on negative evidence, as set forth in the table above, a full valuation allowance is maintained on the deferred tax asset in France except for the loss carry-back amounts and ITCs that can be realized in cash in the near future.
Additionally, Nortel’s France operations are subject to certain “unsettled circumstances” in accordance with SFAS 109 paragraph 23c related to proposed assessments by French Tax Authorities related to the years 2001 and 2002. Nortel believes it has adequately provided for this assessment, yet such unsettled circumstance remains in existence at June 30, 2006 as disclosed in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006.
APA/Transfer Pricing Impact
Nortel has analyzed the existence of “unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years” in accordance with SFAS 109 paragraph 23c.
Nortel has applied for an APA applicable to years 2001 through 2005 which is currently being analyzed and negotiated by the pertinent taxing authorities (U.S., Canada, and U.K.). Nortel is continuing to apply the as filed methodology in preparing its 2006 financial statements and intends to file its 2006 corporate income tax returns consistent with the methodology in its APA requests.
Nortel is not a party to the APA negotiations, but Nortel does not believe the result of the negotiations will have an adverse impact on Nortel. However, it is possible that the result of the APA negotiations could cause a material shift in historical earnings between various Nortel entities. Such shift in historical earnings could materially adjust the cumulative profits calculation used as part of the analysis of positive/negative evidence associated with the valuation allowance. The years included in the APA negotiations are comprised primarily of tax losses. As such, the APA settlement could result in a reallocation of losses from one jurisdiction to another jurisdiction (with Canada and U.S. being the two primary jurisdictions for such reallocation).
In future years (i.e. those years not included in the APA), Nortel does not expect the transfer pricing model to have an adverse impact on its net deferred tax assets, as Nortel projects income will be generated in the near future. As such, the transfer pricing allocation of such income is not anticipated to negatively impact Nortel in any of the material jurisdictions. However, the impact of the APA negotiations and ultimate settlement cannot be quantified by Nortel due to uncertainties inherent in the negotiations between the tax authorities.
Nortel continues to monitor the progress of the APA procedures and will analyze the existence of new evidence (when available) as it relates to the APA. Nortel may make adjustments to the valuation allowance assessments, as appropriate, as additional evidence becomes available in future quarters.
Other Positive/Negative Evidence per SFAS 109 (paragraphs 23 and 24)
Nortel does not place weight on the evidence listed in paragraph 23b of SFAS 109, as such evidence refers to “losses expected in early future years (by a presently profitable entity),” and Nortel does not expect future losses in the near future, nor is Nortel currently profitable based on cumulative profits, in its material jurisdictions, other than in the U.K.
Nortel also does not place weight on the evidence listed in paragraph 23d of SFAS 109, as such evidence refers to a carryback/carry-forward period that is “so brief that it would limit realization of tax benefits.” Nortel’s carry-forward periods in its material jurisdictions are not viewed to be a limiting factor in the realization of the respective net deferred tax assets.

Nortel believes that it has significant existing contracts and sales backlogs to produce taxable income in the future. However, current contracts and sales backlogs will not produce enough taxable income to realize all of the deferred tax assets in Nortel’s material jurisdictions in accordance with SFAS 109 paragraph 24a.
Nortel is not aware of significant appreciated assets over tax basis that would allow for the realization of the deferred tax assets as provided for in paragraph 24b of SFAS 109.
Application of Critical Accounting Policies and Estimates, page 79
Goodwill Valuation, page 82
4.	We note your response to our previous comment 12. Tell us in detail how you determined that two of your reportable segments, Enterprise Solutions and Packet Networks and Mobility and Converged Core Networks, are also your operating segments. Further, please provide us with the information provided to your chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance under your new organizational structure.
Please be advised that in the response to the previous comment 12, Nortel noted that as a result of organizational changes, commencing in the first quarter of 2006, Nortel had three operating segments, MCCN, ESPN, and Nortel Government Solutions (“NGS”). Although NGS met the criteria as an operating segment, it did not meet the quantitative thresholds for a reportable segment as outlined in paragraph 18 of SFAS No. 131, “Segment Reporting” (“SFAS 131”).
Please be advised that during the third quarter of 2006, Nortel further revised its organizational structure, which resulted in a change in its reportable segments as noted in Nortel’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. Nortel’s new operating segments are: i) MCCN, ii) Enterprise Solutions, iii) Metro Ethernet Networks, iv) Global Services, and v) NGS services each of which is a reportable segment except for NGS since it did not meet the quantitative criteria to be separately reported, and as such continues to be included in “Other”.
Background
During 2005, Nortel’s operations were organized into four operating segments which formed its reportable segments: Carrier Packet Networks, CDMA Networks, GSM and UMTS Networks and Enterprise Networks (the “2005 Segments”). On September 30, 2005, Nortel announced a new organizational structure, effective January 1, 2006. The new alignment included two product groups: (i) ESPN, which combined optical networking solutions (included in Nortel’s Carrier Packet Networks segment in 2005), data networking and security solutions and portions of circuit and packet voice solutions (included in both Nortel’s Carrier Packet Networks segment and Enterprise Networks segment in 2005) into a unified product group; and (ii) MCCN, which combined Nortel’s CDMA solutions and GSM and UMTS solutions (each a separate segment in 2005) and other circuit and packet voice solutions (included in Nortel’s Carrier Packet Networks segment in 2005).
Nortel has determined that its chief operating decision maker (“CODM”) is the CEO. Nortel is structured in the format of a matrix organization. That is, along with certain functional direct reports, the CEO direct reports include both Regional and business unit Presidents. In addition, as a result of the acquisitions of PEC and LG-Nortel completed in the second and fourth quarters of 2005, respectively, two additional Presidents report directly to the CEO. PEC, now NGS, includes the results of the operations of the PEC acquisition in addition to the Legacy Nortel Federal business previously included primarily in the Enterprise business. The Legacy Federal business is comprised of the sales force and operations from Nortel that support the existing business with various federal, state and local governments within the U.S. LG-Nortel includes the operations from the LG-Nortel joint venture, as well as the legacy Nortel Korean operations (minimal in 2005). In 2005, the results from the LG-Nortel JV were included in each of the 2005 Segments based on the nature of the underlying products and services. Although the CODM reviews discrete financial information on both a geographical and product basis, consistent with paragraph 15 of SFAS 131, Nortel bases its operating segments on products and services, not geographical regions.
Q1 2006 Organizational Changes — Impact to operating segments:
Nortel reviewed the various organizational changes, which were effective for the first quarter of 2006, and noted the following relevant factors:
•	the key financial information provided to the CODM in the first half of 2006 (as described below) to allocate resources and evaluate performance changed from that provided in 2005, and was instead provided at the MCCN, ESPN, and NGS business unit level, along with a regional breakdown. The CODM did not review the revenue and profitability under the segment structure reported in 2005.
•	effective January 1, 2006, the CODM no longer had presidents of its 2005 Segments reporting directly to him. Effective January 1, 2006, Nortel had two business unit Presidents (ESPN and MCCN) who reported directly to the CODM, with general managers of the major products within MCCN and ESPN reporting to the respective business unit presidents.
•	the management reporting systems were changed to reflect the new ESPN and MCCN business units.
The following is a summary of the key financial information provided to the CODM in the first half of 2006. Effective November 15, 2005, Mike Zafirovski was appointed president and CEO. In addition, throughout 2006 there have been significant senior management changes. As a result, the reporting to the CODM has been in a process of evolution. In addition to the key financial information, there have been ad hoc requests by the CODM for specific business purposes.
1.	Sample Outlook Forecast Package — March 10, 2006
➢	Outlook packages are updated twice per quarter and represent the continuous reporting of the global planning group to the CODM and are derived from Nortel’s management reporting systems. They provide a four quarter rolling outlook of expected financial results.

➢	Revenue and Management EBT provided by MCCN and ESPN as well as by region. NGS is presented as both a region and a business unit.

➢	LG is not presented as a business unit, and only provides financial information separately in the context of a regional review. LG revenues/Management EBT are reported in each of the respective business units.

➢	Detailed regional financial information is provided and includes NGS and LG as separate regions.
2.	Weekly Quick Market Intelligence (“QMI”) sessions
➢	Weekly CODM cabinet meeting which includes a discussion of the 2006 revenue forecasts.

➢	Revenue provided by region and by business unit.
3.	2006 Nortel Budget (April 26, 2006)
➢	Final Board-approved budget for 2006 which presented Management EBT by region (including NGS, LG, Global operations, and Non-ops).

➢	Budget by business unit for MCCN, ESPN. It also presents PEC, Non-ops and Corporate services.

➢	For MCCN and ESPN — financial information was presented on a regional basis.

➢	Regional P&Ls are provided down to the Management EBT level. The regional P&Ls include LG and NGS as well as Corporate services and Non-ops.

➢	No balance sheet information was provided.

➢	The lowest level of product information provided was at the ESPN and MCCN level.
4.	Session 1 Forecast Validation (May 3, 2006 Cabinet meeting)
➢	Session 1 is an internal budgeting process which commenced in 2006 as an initiative from the CODM.

➢	Revenue and Management EBT provided by business unit and corporate function (MCCN, ESPN, NGS, Non-ops and Corporate services).

➢	Revenue provided by region and by business unit.

➢	Back-up charts provided at the product portfolio level for each of ESPN and MCCN, respectively. Product portfolios are generally defined by the existence of a general manager who reports directly to the president of MCCN or ESPN, as applicable.
As previously indicated, the management reporting to the CODM has evolved throughout 2006. In particular, financial information at the product portfolio has been provided to the CODM to provide him with a more detailed understanding of Nortel’s individual product portfolios. However, this has not been done on a regular basis, and the financial information available at the product portfolio level is not consistent in its presentation. The financial information provided to the CODM on a regular basis (such as the weekly QMI and Outlooks) is at the operating segment level.
A copy of these materials is being provided to you supplementally under separate cover.
As a result of the organizational changes announced on September 30, 2005 which were effective January 1, 2006, Nortel concluded in the first quarter of 2006 that the 2005 Segments no longer met the criteria for operating segments as outlined under paragraphs 10 through 15 of SFAS 131 as of January 1, 2006. The operating results of the 2005 Segments were no longer reviewed regularly by the CODM as required under paragraph 10. Additionally, per paragraph 14 of SFAS 131, the 2005 Segments no longer had segment managers accountable to and who maintained regular contact with the CODM. Nortel concluded that based on the organizational structure changes described above, effective January 1, 2006, the operating segments changed as described below.
First Half 2006 Operating Segments
ESPN/MCCN:
ESPN and MCCN each separately engage in business activities from which they earn revenues and incur expenses. The operating results are regularly reviewed through the Outlook packages by the CODM to make investment decisions and to evaluate performance and discrete financial information is available. The reporting of the financial results under the new reporting structure of ESPN and MCCN commenced in February 2006. Although there are several product general managers within each of ESPN and MCCN, there is only one direct report to the CODM for each of ESPN and MCCN. For example, within MCCN there are general managers of each product portfolio such as GSM/UMTS, CDMA, WiMax, and Carrier Multimedia Networks (“CMN”). Each general manager reports directly to the President of MCCN and at the product level, only the revenue is regularly reviewed by the CODM. Management EBT is not readily available at the individual product portfolio level. As such, Nortel has determined that these product portfolios do not constitute operating segments.
NGS:
NGS provides professional technology services primarily to the U.S. Federal Government, the Federal Judiciary and prime contractors to the U.S. government. NGS engages in business activities from which it earns revenues and incurs expenses. The operating results are regularly reviewed by the CODM to make investment decisions and to evaluate performance and discrete financial information is made available. The President of NGS reports directly to Nortel’s Board of Directors and has an indirect reporting relationship to the CODM. The financial information for NGS has been provided in both the context of a business unit and a region. In 2005, the results of NGS did not include Legacy Nortel Federal business and were not reviewed regularly by the CODM. NGS meets all of the criteria outlined in paragraphs 10 through 15 of SFAS 131 and is therefore considered an operating segment, however, it does not meet the quantitative thresholds established in paragraph 18 of SFAS 131, as NGS revenues and Management EBT were less than 5% of consolidated amounts. Nortel does not track assets by operating segment.
LG-Nortel:
LG-Nortel differs from ESPN, MCCN and NGS in that Nortel treats it as a regional organization rather than an organization based on products or services. LG-Nortel represents Nortel’s operations in Korea and has not been separately presented to the CODM as a business unit, like ESPN, MCCN, and NGS; rather it is presented as a region and additionally its products and services results are reported to the CODM in each of the ESPN and MCCN operating segments. Consistent with paragraph 15 of SFAS 131, LG-Nortel does not constitute an operating segment.
Summary of Conclusions:
1.	January 1, 2006 Nortel’s operating segments changed.

2.	ESPN — Reportable Segment.
a.	Meets all criteria for operating segment and exceeds quantitative thresholds.
3.	MCCN — Reportable Segment.
a.	Meets all criteria for operating segment and exceeds quantitative thresholds.
4.	NGS — Operating Segment, not reportable segment — included in “Other”.
a.	Meets all criteria for operating segment but does not exceed quantitative thresholds.
5.	LG-Nortel — Does not meet criteria for operating segment and its financial results are included in the respective business units.

5.	We note your statements in your responses to previous comments 1 and 12 that none of your product portfolios were deemed to constitute a business both prior to and following your organizational structure change. We further note your statements that the separate product portfolios do not have the self-sustaining ability to operate apart from the remaining portfolios in each segment. Please:

•	Tell us in detail why you believe that your separate product portfolios do not have the ability to sustain a revenue stream by providing outputs to their customers.

•	Provide us with a more detailed analysis of paragraph 6 of EITF 98-3 for EACH of your product portfolios, or components.

•	Describe in detail the nature of the shared manufacturing and shared services.

•	Describe why you believe that since your product portfolios share certain services, sales functions and other support functions, such sharing precludes the classification of your separate product portfolios as separate businesses.
Please be advised that Nortel’s product groups are categorized into portfolios of similar products. Groups of related portfolios form an operating segment. At January 1, 2006, Nortel identified the product portfolios one level below each operating segment for which discrete financial information is available and that is regularly reviewed by segment management, identified as the President of each operating segment. The table below sets out these product portfolios:

Operating Segment	Product Portfolio
ESPN	Data Networking and Security
Optical Networking
Circuit and Packet Voice
Telephony
Applications
Enterprise Network and Service Management
MCCN	CDMA
GSM
UMTS
CMN — TDM
CMN — Succession
WiMax
NGS	PEC
Legacy Federal

In completing its reporting unit analysis in accordance with paragraph 30 of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), each operating segment completes an assessment under EITF Issue 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” (“EITF 98-3”) to determine whether each of these product portfolios, or components, constitutes a business. This assessment involves segment management providing responses to a series of questions designed to gather information relevant to the evaluation of whether each product portfolio, or component, constitutes a business in accordance with paragraph 6 of EITF 98-3. Specifically, the questions address whether each product portfolio has the necessary inputs, processes and outputs to meet the definition of a business as outlined in EITF 98-3. It also provides an understanding of the management of the product portfolios within the operating segments.
The results of this assessment at January 1, 2006 indicated that all product portfolios are managed and organized in a consistent manner across all segments. Additionally, each of the product portfolios share certain key characteristics related to how they interact with the research and development and sales functions, and share assets. Therefore, a single detailed analysis of the criteria in paragraph 6 of EITF 98-3 can be applied to each product portfolio. Nortel believes that its separate product portfolios related to ESPN and MCCN do not have the self-sustaining ability to maintain a revenue stream by providing outputs to their customers as the product portfolios do not have certain significant dedicated inputs and key processes. See the response to question 8 below for further information related to NGS.
The analysis concludes that the product portfolios within any given segment share both assets and resources with other product portfolios within the same segment. The product portfolios share a number of assets and resources, the most significant of which are the Research and Development (“R&D”) and Sales functions. R&D personnel and resources are not managed at the product portfolio level. In both ESPN and MCCN, R&D resources are managed at the operating segment level by the President taking into account the overall strategic direction of the segment. At any point in time, specific R&D resources may be aligned with specific product portfolios, however the deployment of those resources is continuously reviewed and revised. R&D personnel and resources are moved between product groups or product portfolios depending on the focus as defined by the segment President. The Sales function is managed regionally and supports a wide range of products that cross several product portfolios. Sales teams are organized on a regional basis and are focused at a customer level. As a result, the sales teams are managed at a customer level rather than a product level and represent multiple product portfolios and can even cross operating segments.
Intellectual property rights and patents generally benefit multiple product portfolios. As a result, each of the product portfolios requires the use of intellectual property rights and patents that may not be attributable to or be transferable with that product portfolio.

Nortel as a whole operates on a shared services model and therefore most of the support functions including Accounts Receivable, Accounts Payable, Human Resources, Legal, Marketing, Finance, Treasury, Strategy, etc. operate at the segment level or above (at times geographically split). As well, the majority of tangible assets (i.e. buildings) are managed at a corporate level and not dedicated to a single product portfolio or often even operating segment. These costs are allocated to the operating segments based on headcount. R&D assets are specific to each segment or product grouping, which is again below the product portfolio level for which discrete financial information is available and reviewed on a regular basis. Nortel’s purchasing agreements are controlled on a centralized basis by the Global Operations organization, with the production being largely outsourced. Under the current business model, Global Operations is accountable for the production and cost levels.
EITF Abstract D-101, “Other Technical Matters: Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142” (“D-101”) provides clarifying guidance about evaluating whether a component constitutes a business. D-101 states that, “determining whether a component of an operating segment is a reporting unit is a matter of judgment based on an entity’s individual facts and circumstances” and “the FASB staff believes that how an entity manages its operations and how an acquired entity is integrated with the acquiring entity are key to determining the reporting units of the entity.” It also specifically addresses the issues of shared resources and assets indicating that, “the fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or may be economically similar to those other components.” As described above, Nortel’s product portfolios share certain resources and support functions as well as intangible and tangible assets. Nortel considered the guidance in EITF 98-3 about determining whether excluded items are minor, such that they should not impact the assessment of whether a component constitutes a business. A number of the administrative support functions described above (such as Accounts Receivable, Accounts Payable and Human Resources) could be established at a reasonable cost and within a reasonable timeframe and might be considered minor. However, Nortel believes the sharing of research and development and sales functions in combination with the sharing of tangible and intangible assets indicates that its separate product portfolios do not meet the definition of a business.

6.	Please tell us, and revise to disclose, goodwill by reportable segment as required by paragraph 45 of SFAS 142.
Please be advised, as required by paragraph 45 of SFAS 142, Nortel’s goodwill by reportable segment was disclosed in Note 4 of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, and has been reproduced below:
Goodwill:
The following table outlines goodwill by reportable segment:

	Enterprise	Mobility and
	Solutions	Converged
	and Packet	Core
	Networks	Networks	Other		Total
Balance — as of December 31, 2005	$2,228	$86	$278		$2,592
Change:
Additions (a)	43	—	—		43
Disposal (c)	(44)	(4)	—		(48)
Foreign exchange	7	4	—		11
Other	(2)	(2)	(6	) (b)	(10)

Balance — as of June 30, 2006	$2,232	$84	$272		$2,588

(a)	The additions of $43 relate to the goodwill acquired as a result of the Tasman Networks, Inc. (“Tasman Networks”) acquisition in the first quarter of 2006. See note 9 for additional information.

(b)	Relates to a $6 reduction of goodwill recorded as part of the acquisition of Nortel Government Solutions Incorporated (formerly PEC Solutions Inc.) (“NGS”), as a result of a tax adjustment.

(c)	Includes a disposal of $42 related to the transfer of Nortel’s Calgary manufacturing plant assets to Flextronics in the second quarter of 2006. See note 9 for additional information.
Nortel also provided corresponding disclosure, restated to conform to its new reportable segments, in Note 4 of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and will continue to include this disclosure in future filings.
7.	Further, describe in detail your analysis of paragraphs 32-33 and 36 of SFAS 142 when reallocating goodwill from your previous reporting units as of December 31, 2005 to your current reporting units as of March 31, 2006.
Please be advised that as disclosed in Nortel’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, Nortel changed its operating segments resulting in a change in its reporting units. The table below outlines the reporting units at December 31, 2005 and March 31, 2006 and a mapping of how the previous reporting units were reorganized:

Both CDMA Networks and GSM/UMTS Networks were included within the MCCN reporting unit. As a result, the assets and liabilities from these reporting units were reassigned to MCCN in accordance with paragraph 32 and 33 of SFAS 142. All goodwill for these reporting units was reallocated to MCCN in accordance with paragraph 36 of SFAS 142.
PEC was included within NGS and therefore all the assets and liabilities from this reporting unit were reassigned to NGS in accordance with paragraphs 32 and 33 of SFAS 142 and all goodwill for this reporting unit was reallocated to NGS in accordance with paragraph 36 of SFAS 142.
Most of Enterprise Networks was included within the ESPN reporting unit. The Legacy Nortel Federal business, which had previously been included in Enterprise Networks, was included in NGS. As a result of this change, Nortel reassigned all assets and liabilities in accordance with paragraphs 32 and 33 of SFAS 142 and reallocated all goodwill for Enterprise Networks to ESPN on a preliminary basis since Nortel had limited fair value information related to the Legacy Nortel Federal business, believed the amount to be allocated to NGS to be immaterial, and was aware that the fair value of the new reporting units was significantly greater than the net book value.
CPN was split between ESPN and MCCN. As a result, the assets and liabilities were reassigned to ESPN and MCCN, respectively, in accordance with paragraphs 32 and 33 of SFAS 142. Goodwill was also required to be reallocated to both ESPN and MCCN. Nortel completed a preliminary allocation of goodwill between the two new reporting units based on preliminary information and with the knowledge that the fair value of the new reporting units were significantly greater than the net book values. In cases where previously acquired goodwill could be specifically identified with ESPN or MCCN based on the nature of the business previously acquired, 100% of the goodwill was reallocated to the applicable operating segment, and in cases where the goodwill could not be specifically identified with ESPN or MCCN, goodwill was reallocated between ESPN and MCCN using proportionate revenue as a proxy for fair value.

Nortel has continued to report the preliminary allocations described above in its 2006 quarterly filings. Nortel intends to complete a final allocation as part of the filing of its 2006 Annual Report on Form 10-K based on the completion of a full valuation in accordance with paragraph 36 of SFAS 142.
8.	We note your statement that “PEC has similar economic characteristics with the remaining component within NGS based on similar markets and customers and therefore the components have been aggregated” into one reporting unit. Provide us with a more detailed analysis of the similar economic characteristics as detailed by paragraph 17 of SFAS 131 and EITF D-101. Additionally please address similarities in these units’ average gross margins.
Please be advised that for determination of a reporting unit under SFAS 142, paragraph 30 refers to the segment aggregation criteria outlined in paragraph 17 of SFAS 131. Paragraph 17 of SFAS 131 states that two or more operating segments may be aggregated into a single operating segment if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
•	the nature of the products and services
•	the nature of the production processes
•	the type or class of customer for their products and services
•	the methods used to distribute their products or provide their services
•	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
The two components within the NGS operating segment (PEC and Legacy Nortel Federal) provide high-end technological solutions and enterprise solutions that help government clients to harness the power of the internet and other advanced technologies to improve mission performance. The products and services are provided through the internet and other technological devices and solutions to meet customer needs. The customers of both components of NGS consist primarily of government agencies, including defense, civil, law enforcement, intelligence and judicial government organizations. Both components of NGS deliver their products and services by providing information technology staff, hardware and software technology for large-scale systems development, and integrating and outsourcing engagements to customers. The regulatory environment for both involves protocols and security clearances with the U.S. government.
Gross margins of the two NGS components are being provided to you supplementally under separate cover.
It should be noted that the gross margin (approximately $20 million for the first half of 2006) attributable to Legacy Nortel Federal has been recorded at standard margins. Nortel aggregates two components to calculate gross margin, standard margins and other costs not in standard (“OCNIS”). Within Enterprise Networks, OCNIS costs have historically reduced standard margins by 8 to 10 percentage points. Nortel did not allocate OCNIS to the Legacy Nortel Federal business due to systems limitations and based on the materiality of the Legacy Nortel Federal business. However, for purposes of this analysis, it is relevant, and would result in a substantial reduction in the gross margin variance between PEC and the Legacy Nortel Federal business. The

Legacy Nortel Federal business revenue represents approximately 25% of the total NGS operating segment revenue.
Nortel believes that gross margins are only one factor to consider in the analysis regarding whether two reporting units are economically similar. In reaching this conclusion, Nortel looked to the clarifying guidance in D-101. D-101 states, in part, that, “(e)valuating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative”. D-101 clarifies that the manner in which an entity operates its business is key in determining whether the components are economically similar. Nortel believes that the nature of the operations of PEC and the Legacy Nortel Federal business as described above support the conclusion that they are economically similar. Based on the factors noted above, including the gross margin analysis, Nortel has concluded that the aggregation of the components into one reporting unit is appropriate.

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     Nortel acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Nortel also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please contact the undersigned at 905.863.7253 with any questions or if we can be of any further assistance regarding the foregoing.
Yours very truly,
/s/  Paul Karr

Paul Karr
Controller
Nortel Networks Corporation
PK/cmk

cc:	Inessa Berenbaum, Senior Staff Accountant, SEC Peter Currie, Executive Vice-President and Chief Financial Officer, Nortel